                                                                Exhibit 12

                                SIMULA, INC.
                      RATIO OF EARNINGS TO FIXED CHARGES




                                          YEARS ENDED DECEMBER 31,
                                1996      1995      1994     1993     1992
                                ----      ----      ----     ----     ----
                                        (Dollars in thousands)
Consolidated net
 (loss) earnings (1)          $(6,810)   $2,657    $2,114   $1,121    $1,270
(Benefit) provision for
 income taxes                  (4,741)      196     1,260      744       965
                               ------   -------    ------   ------    ------
Consolidated (loss) income
 before income taxes          (11,551)    2,853     3,374    1,865     2,235
Fixed Charges:
 Interest expense and
  amortization of debt issue
  cost                          2,377     2,030     1,832      800       209
 Portion of rentals
  representative of the
  interest factor                 655       370       193      133       251
                               ------     -----     -----    -----    ------
 Total Fixed Charges            3,032     2,400     2,025      933       460
                               ------     -----     -----    -----    ------
Earnings available
 for fixed charges            $(8,519)   $5,253    $5,399   $2,798     2,695
                               ------    ------    ------   ------    ------
Ratio of earnings
 to fixed charges (2)              --      2.19      2.67     3.00      5.86
                               ======     =====     =====    =====    ======

(1) Before cumulative effect of change in accounting principle of approximately $3,240,000 million in 1996.

(2) Earnings were insufficient to cover fixed charges by approximately $11,551,000 for the year ended December 31, 1996.